AMERICAS GOLD AND SILVER CORPORATION ANNOUNCES SECOND QUARTER PRODUCTION

TORONTO, ONTARIO - July 23, 2026 - Americas Gold and Silver Corporation (the "Company" or "Americas") (TSX: USA; NYSE American: USAS), a North American producer of silver and other critical minerals supporting the growth of artificial intelligence ("AI"), electrification, national security, and advanced manufacturing, today announced consolidated silver production of 665,000 ounces for the second quarter of 2026. During the quarter, the Company sold 624,000 ounces of silver. Consolidated lead production for the quarter was 2.3 million pounds, consolidated copper production was 850,000 pounds, and consolidated antimony production was 97,000 pounds. Detailed production metrics split by operation are outlined in Table 1 below.

Table 1: Q2 2026 Production and Sales

	Galena	Cosalá	Consolidated
Silver Produced (oz)	327,701	337,270	664,971
Silver Sold (oz)	298,428	325,915	624,343
Total Silver Equivalent Produced (oz)¹	400,654	400,081	800,735
Total Silver Equivalent Sold (oz)¹	365,362	386,758	752,120
Copper Produced (lb)	148,944	701,144	850,088
Copper Sold (lb)	143,803	684,983	828,786
Lead Produced (lb)	2,276,229	-	2,276,229
Lead Sold (lb)	2,015,671	-	2,015,671
Antimony Produced (lb)	97,213	-	97,213
Antimony Sold (lb)	92,934	-	92,934

Notes to Table 1

  Silver equivalent ounces (AgEq) produced and sold were calculated based on all metals produced and sold at average realized silver, copper, lead, and antimony prices during each respective period (Q2-2026 consolidated realized prices were US$67.04/oz Ag, US$6.01/lb Cu, US$0.91/lb Pb, and US$11.08/lb Sb).

Americas' unaudited consolidated cash balance as at June 30, 2026 was US$89 million, in line with expectations as the Company continued to deploy capital into its revitalization and growth plan and the completion of the previously announced agreements to remove variable future debt obligations (see Americas news release dated June 11, 2026).

Paul Andre Huet, Chairman and CEO, commented: “Late in the second quarter we reached a significant milestone in our aggressive growth initiatives with the completion of Phase 2 of the No. 3 Shaft modernization program at the Galena Complex. I am very pleased to announce that in July, following the completed upgrades to No 3. Shaft, Galena achieved record skipping rates with 125 skips hoisted over a 12-hour hoisting period. While not steady state, this achievement is a strong demonstration of the ramping future impact of our fully upgraded primary skipping shaft. Combining Phase 1 and 2, the No. 3 Shaft upgrades have increased total hoisting capacity by approximately 150% and increased skipping payloads by 40%, which is critical to supporting growth as we ramp up underground mining rates. The impact of these upgrades is mine-wide: at Coeur we have been able to lower and rebuild critical equipment down our upgraded Coeur shaft which has, for the first time in many years, enabled ore production to continue uninterrupted at our primary No 3. Shaft. Together, these achievements are a testament to the transformational work underway by our team at Galena.

Consolidated second quarter silver production was 664,971 ounces, 15% lower than Q1, partially due to the impact of an electrical fire at Galena that briefly interrupted production and deferred access to a planned high-grade stope into Q3 as we previously disclosed on June 25th. At Cosalá, we delivered another strong quarter with silver production of 337,270 ounces placing us in strong position as we head into the second half of the year. On a consolidated basis in the first half of 2026, silver production stands at 1.5 million ounces, in line with our 2026 budget, which is weighted toward higher production in H2 2026 as we continue to ramp up operations in Idaho as planned.

Overall, Americas' aggressive growth trajectory remains on track to deliver full-year 2026 silver guidance of between 3.2 to 3.6 million ounces at all-in sustaining costs1 of US$30-US$35 per ounce. As previously indicated, the Company expects full year production to be weighted to the second half of the year with associated lower costs. Our cash balance is also tracking directly in line with our budgeted spend as we continue to invest in the growth of our operations.

During the second quarter we eliminated over US$85 million in variable future debt obligations at a very compelling equity valuation with the termination of our silver delivery obligations and settlement of gold our gold delivery obligations. The removal of these legacy liabilities serves to significantly increase our leverage to the silver prices, strengthens our balance sheet, simplifies our income statement, and reduces future cash debt service costs, allowing us to focus on our aggressive growth plans. Overall, the continued transformation of the business continues at a rapid pace as we lay the foundation for significant cash flow generation as we deliver multiple critical metals supporting the AI, electrification, national security, and advanced manufacturing businesses in the United States for years to come."

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a rapidly growing North American producer of silver and other critical minerals supporting the growth of AI, electrification, advanced manufacturing, and national security. The Company owns a portfolio of high-grade mining assets in the United States and Mexico and is executing a strategy to become one of North America's leading silver producers while establishing a secure domestic supply of antimony.

The Company's flagship Galena Complex in Idaho is one of the United States' premier silver mining districts and includes the nation's largest antimony mine. Nearby, the fully permitted Crescent Silver Mine hosts one of the world's highest-grade silver resources and offers significant future growth potential through shared infrastructure and processing. Through a 51/49 joint venture, the Company is developing a fully integrated domestic antimony supply chain-from mine to finished product-to help strengthen America's critical mineral independence.

Americas also owns and operates the Cosalá Operations in Sinaloa, Mexico. With a strong balance sheet and multiple high-quality growth projects, the Company is well positioned to increase silver and antimony production while supplying the critical minerals needed to support the next generation of AI infrastructure, energy systems, and advanced industrial technologies.

For further information, please contact:

Miranda Powell - Manager, Communications

M: +1-775-771-8832

E: ir@americas-gold.com

W: americas-gold.com

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1 Non-IFRS: the definition and reconciliation of this measure is included in the "Non-IFRS Measures" section of the Americas Gold and Silver's MD&A for the period ended March 31, 2026.

Cautionary Statement on Forward-Looking Information:

This news release contains "forward-looking information" within the meaning of applicable securities laws.  Forward-looking information includes, but is not limited to, Americas' expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated and targeted production rates and results for gold, silver and other metals, the expected prices of gold, silver and other metals, as well as the related costs, expenses and capital expenditures; production from the Galena Complex, including the Crescent Mine, and the Cosalá Operations, including the expected production levels; statements on the Company's expectations on its future cash flows and balance sheet; statements on the Company's expectations on the growth of the AI, electrification, advanced manufacturing, and national security sectors; and the expected timing and completion of required development and the expected operational and production results therefrom, including the anticipated improvements to production rates and cash costs per silver ounce and all-in sustaining costs per silver ounce. Guidance and outlook references contained in this press release were prepared based on current mine plan assumptions with respect to production, development, costs and capital expenditures, the metal price assumptions disclosed herein, and assumes no further adverse impacts to the Cosalá Operations from blockades or work stoppages, and completion of the shaft repair and shaft rehab work at the Galena Complex on its expected schedule and budget, the realization of the anticipated benefits therefrom, and is subject to the risks and uncertainties outlined below. The ability to maintain cash flow positive production at the Cosalá Operations through meeting production targets and at the Galena Complex through implementing the Galena Recapitalization Plan, including the completion of the Galena shaft repair and shaft rehab work on its expected schedule and budget, allowing the Company to generate sufficient operating cash flows while facing market fluctuations in commodity prices and inflationary pressures, are significant judgments in the consolidated financial statements with respect to the Company's liquidity. Should the Company experience negative operating cash flows in future periods, the Company may need to raise additional funds through the issuance of equity or debt securities.  Often, but not always, forward-looking information can be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "potential', "estimate", "may", "assume", "would", "could", "seek", "propose" and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance.  Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors beyond the Company's ability to control or predict that may cause the actual results, level of activity, performance, or achievements of Americas or developments in the Company's business or in its industry to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas, these risks and uncertainties include risks relating to widespread interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company's projects; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions, illegal blockades and other factors limiting mine access or regular operations without interruption, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments, risks associated with generally elevated inflation and inflationary pressures, risks related to changing global economic conditions, and market volatility, risks relating to geopolitical instability, political unrest, war, and other global conflicts may result in adverse effects on macroeconomic conditions including volatility in financial markets, adverse changes in trade policies, inflation, supply chain disruptions and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended.  Readers are cautioned not to place undue reliance on such information.  Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas' filings with the Canadian Securities Administrators on SEDAR+ and with the SEC.  Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.  Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof.  All subsequent written and oral forward‐looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.